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ANNUAL AUDITED REPORT

SEC FILE NUMBER
8-39031

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING _____12/31/20_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

 Middlegate Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West 40th Street, 4th Floor
(d Street)

New York   NY   10018-3805
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   (212) 897-1688
                                                                  (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name - if individual, state last, first, middle name)

135 West 50th Street   New York   NY   10020
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Middlegate Securities Ltd.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Stockholders' Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Subordinated Loans Payable (not applicable).
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
          applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
          Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   Independent Accountants' Report on Statement of Exemption from Rule 15c3-3
[ ]   Statement of Exemption from Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

AFFIRMATION

I, Steven Ostrofsky, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Middlegate Securities Ltd. for the year ended December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

President
_____
Title



Kim R Crean
_____
Notary Public

KIM R CREAN
Notary Public, State of New York
Registration #01CR6306616
Qualified In Queens County
Commission Expires June 23, 2022

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Middlegate Securities Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Middlegate Securities Ltd., (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2014.
New York, NY
March 31, 2021

MIDDLEGATE SECURITIES LTD.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	254,524
Securities owned, at fair value		21,842,376
Receivable from clearing broker, net		4,941,992
Right-of-use asset		1,750,441
Interest receivable		82,198
Prepaid expenses and other assets		163,642
Due from stockholders, net		8,371,757
Furniture, equipment and leasehold improvements less accumulated depreciation and amortization of $998,442		64,125
Restricted collateral deposit		64,320
Total Assets	$	37,535,375

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payable to clearing broker, net	$	8,951,658
Securities sold short, at fair value		1,993,443
Accrued expenses payable		8,884,630
Subordinated loans payable		2,500,000
Lease liabilities		2,286,932
Loans payable		580,596
Rent payable		177,046
Interest payable		82,029
Income tax payable		125,190
Total Liabilities		25,581,524

Stockholders' Equity

Common stock, no par value, 200 shares authorized 100 shares issued and outstanding		400,000
Retained earnings		11,553,851
Total Stockholders' Equity		11,953,851
Total Liabilities and Stockholders' Equity	$	37,535,375

The accompanying notes are an integral part of this financial statement.

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statement
Year Ended December 31, 2020

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1. ORGANIZATION AND NATURE OF BUSINESS

Middlegate Securities Ltd. (the "Company"), a New York State "S" Corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through two clearing broker-dealers on a fully disclosed basis and buys and sells primarily corporate securities and municipal bonds. The Company also engages in firm commitment underwriting syndicates primarily in municipal securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income from customers' securities transactions and related expenses are recorded on a trade date basis. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument/counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenue from principal transactions or as syndicate income, respectively. Realized and unrealized gains and losses resulting from valuing marketable securities at fair value are also included in the calculation of revenue from principal transactions. There were no open contractual commitments from underwriting syndicates at December 31, 2020.

Credit Losses - Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit Losses (continued)
The Company identified fees and other receivables (including, but not limited to, receivables related to agency commissions and principal or syndicate transactions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening stockholder's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities – The Company's securities owned and securities sold short are stated at fair value (See Note 5).

Depreciation and Amortization - Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining term of the lease.

Income Taxes - The provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax because Federal income taxes are imposed on the stockholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with U.S. GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statement
Year Ended December 31, 2020

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3. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to each clearing broker on a fully disclosed basis. The Company has agreed to indemnify each clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firms monitor collateral on the customer accounts on a daily basis. The Company's securities are held by its clearing brokers and in the case of one of its clearing brokers, serves as collateral for its margin balance and short position (See Note 4).

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with the Company's clearing brokers. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

The Company is subject to certain inherent risks arising from selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements.

Due from stockholders includes significant concentrations (See Note 6).

At various times throughout the year ended December 31, 2020, the Company maintained cash balances or securities positions with major financial institutions.

The Company does not consider itself to be at risk with respect to any of its concentrations.

4. DUE FROM CLEARING BROKERS

The Company has an agreement with National Financial Services, LLC ("NFS"), a Fidelity Investments company, to act as the Company's clearing broker. The net amount due from the clearing broker consists of the balances in the Company's various trading accounts maintained by NFS. Included in the receivable balance at December 31, 2020, is a deposit of $100,000 required by NFS for operating the accounts.

The Company also has an agreement with Wedbush Securities Inc. to clear its securities transactions. There is a net balance due to the clearing broker. The balance includes a clearing deposit in the amount of $200,000.

5. FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 - Unobservable inputs for the asset or liability that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statement
Year Ended December 31, 2020

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5. FAIR VALUE MEASUREMENTS (continued)

The following table presents the Company's fair value hierarchy for the investments measured at fair value as of December 21, 2020:

Securities owned, at fair value	Level 1	Level 2	Level 3	Total
Corporate stock	$ -	$ 1,093	$ -	$ 1,093
Municipal bonds	-	21,512,802	-	21,512,802
Corporate bonds	-	217,381	-	217,381
Investment in private company	-	-	111,100	111,100
Total	$ -	$ 21,731,276	$ 111,100	$ 21,842,376

Securities sold short, at fair value	Level 1	Level 2	Level 3	Total
Corporate stock	$ -	$ (3)	$ -	$ (3)
U.S. Government bonds	(1,993,440)	-	-	(1,993,440)
Total	$ (1,993,440)	$ (3)	$ -	$ (1,993,443)

MIDDLEGATE SECURITIES LTD.

Notes to Financial Statement
Year Ended December 31, 2020

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5. FAIR VALUE MEASUREMENTS (continued)

The fair value of Level 2 municipal and corporate bonds is estimated using recently executed transactions or data of comparable issuers, market price quotations (when observable), or bond spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference. Municipal and corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy. The Level 3 investment in private company is valued at a price which allows for the fact that it is highly illiquid.

Investment in private company is valued using a model based on the most recent valuation included in a round of financing related to a holding of the investee company. This model indicates that the cost of the investment approximates fair value. The President of the Company is also the Managing Member of the investee company, and stockholders of the Company directly invest in this investment.

The following table summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2020. The Company recognizes all transfers between levels at the beginning of the reporting period.

	Investment in Private Company
Balance-December 31, 2019	$ 111,100
Balance-December 31, 2020	$ 111,100

The following summarizes the quantitative information about Level 3 fair value measurements as of December 31, 2020. Certain assets that are categorized within Level 3 are not disclosed below because the Company does not develop quantitative unobservable inputs when measuring the fair value of these assets.

Level 3 Investments	Fair Value	Valuation Technique	Unobservable Input	Input Values
Investment in private company	$ 111,100	Utilization of recent funding	Built into most recent funding	Valuation of significant investment of investee
Total Level 3 Investments	$ 111,100			

There were no transfers between Level 2 and 3 investments.

6. RELATED PARTY TRANSACTIONS

Due from stockholders – Under an existing agreement, amounts due from stockholders total $7,867,442 as of December 31, 2020, bear interest based on the Short Term Applicable Federal Rate and have no definitive due date. For the year ended December 31, 2020, the effective annual interest rate used was 1.61%.

Under another loan agreement, entered into during 2020, there is an amount due from a stockholder totaling $504,315. The loan accrues interest at 3% per annum.

Sublease arrangement - See Note 8.

Subordinated loans and loans payable - See Note 12.

7. RETIREMENT PLAN

The Company maintains a deferred compensation plan for eligible employees. The Company may, at its discretion contribute up to 25% of eligible compensation. The Company elected to make contributions of $1,021,707 to the plan for the year ended December 31, 2020.

8. COMMITMENTS AND CONTINGENCIES

Leases – The Company has a lease on its New York City office space (amended in May 2014), which expires on May 31, 2024. In accordance with the original lease terms, the Company provided the lessor with a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is collateralized by a certificate of deposit of approximately the same amount.

The Company subleases a part of its office space under a sublease agreement expiring on May 30, 2024. The sublessee is required to pay the Company 25% of fixed rent, its proportionate share of real estate taxes and miscellaneous expenses which may be due to the landlord. In addition, the Company subleases a portion of the premises to affiliates on an informal month-to-month basis.

The Company recognizes its lease in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases the transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate of 5.5%. Right-of-use assets are recognized based on the initial present value of the fixed lease payments. At December 31, 2020, the right-of-use asset and lease liability balance was $1,750,441 and $2,286,932, respectively.

8. COMMITMENTS AND CONTINGENCIES (continued)

Minimum annual rental commitments under non-cancelable leases are as follows at December 31, 2020:

Year ending December 31,		Amount		Sublease Income		Net Lease Commitments
2021	$	717,479	$	179,370	$	538,109
2022		733,623		183,406		550,217
2023		750,129		187,532		562,597
2024		315,446		78,862		236,584
	$	2,516,677	$	629,170	$	1,887,507
Less: imputed interest		229,745				
	$	2,286,932	$	629,170	$	1,887,507

The landlord deferred 50% of each rent payment from June through December 2020. These deferred amounts are to be paid by December 31, 2021.

Litigation - The Company is a defendant to various legal proceedings arising from the normal course of business. In the opinion of management, based on the advice of legal counsel, there are no proceedings pending, or to the knowledge of management, threatened, which in the event of an adverse decision would result in a material adverse impact in the financial condition or results of operations of the Company.

Employment agreements – The Company maintains employment agreements with two employees, which expired on September 29, 2020, and were automatically extended for one year. The Company agrees to pay base salary and draws against income earned and an incentive bonus based on net income earned.

In addition, the Company hired three employees during 2020 and is currently drafting and negotiating employment agreements with them. Although these agreements have not yet been finalized and executed, the parties are adhering to the material terms that are expected to be in the agreements.

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8. COMMITMENTS AND CONTINGENCIES (continued)

Regulation – In the ordinary course of its business, the Company is subject to various complex regulations and examinations and scrutiny from regulatory authorities. In the opinion of management, none of these factors are expected to have a material adverse effect on the Company.

9. CURRENT AND DEFERRED TAXES

The income tax provision as of December 31, 2020 is summarized as follows:

Current - State and local	$ 187,819
Deferred - local	-
Total provision for income taxes	$ 187,819

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets amount to $282,843 and are related to unused excess charitable contributions. The valuation allowance increased by $54,202. These deferred tax assets are fully reserved for.

10. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$	736,488
Leasehold improvements		326,079
		1,062,567
Less: Accumulated depreciation and amortization		998,442
	$	64,125

11. REGULATORY REQUIREMENTS

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard of that rule. At December 31, 2020, the Company's net capital of approximately $4,887,000 exceeded minimum requirements by approximately $4,637,000.

All customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities.

12. SUBORDINATED LOANS PAYABLE

The Company has subordinated loan agreements with two of its stockholders and two of its affiliates with amounts totaling $2,000,000 and $500,000, respectively. These loans expire from May 2021 through December 2021 and contain a rollover provision. Interest of 8% per annum is paid yearly.

13. LOANS PAYABLE

On April 27, 2020, the Company was granted a loan (the "Loan") in the aggregate amount of $420,695, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Loan, which was in the form of a Note, matures on April 27, 2022 and bears interest at a rate of 1% per annum. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred within the first eight weeks (extended to 24 weeks) of the Loan date. The Company has used the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company currently believes that its use of the Loan proceeds will meet the conditions for full forgiveness of the Loan.

On July 16, 2020, an additional loan, an Economic Injury Disaster Loan ("EIDL") was secured from the Small Business Administration ("SBA") totaling $150,000. The EIDL also included a $10,000 grant. The EIDL, which was in the form of a note ("Note 2") bears interest at a rate of 3.75% per annum. Note 2 may be prepaid in part or in full at any time, without notice or penalty. The Company must pay interest and principal totaling $731 beginning twelve months from the date of the Note. SBA will apply each installment payment first to pay interest accrued to the day SBA receives the payment and will then apply any remaining balance to reduce principal. All remaining principal and accrued interest is due and payable 30 years from the date of the Note.

14. COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

15. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued. During this period there were no material subsequent events requiring disclosure.